FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of an Announcement on Share Acquisition of Sportsplex Japan, which was filed to the Tokyo Stock Exchange on February 29, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2008

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name:	Noriaki Yamaguchi
Title:	Representative Director and CFO

FOR IMMEDIATE RELEASE

February 29, 2008

KONAMI CORPORATION

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Representative Director and CFO

Tel: +81-3-5771-0222

Announcement on Share Acquisition of Sportsplex Japan

KONAMI CORPORATION (hereinafter referred to as “Konami”) hereby announces that pursuant to resolutions adopted at meeting of the Board of Directors of Konami held on February 28, 2008, Konami has decided to acquire the shares of Sportsplex Japan (hereinafter referred to as “SPJ”) and make SPJ its subsidiary.

1.	Objectives of Share Acquisition

SPJ operates 13 fitness clubs in the Tokyo metropolitan area. Konami has decided to acquire SPJ shares primarily for the following reasons.

(1)	Konami aims to further improve its facility-related services by providing its operating know-how, its wide variety of exercise programs and its self-developed health-related machines to the facilities operated by SPJ.

(2)	Konami aims to expand its market share by combining SPJ’s facilities, which are located in favorable areas, and high-quality services with Konami’s technological strengths and service capabilities.

2.	Outline of Target Company (Sportsplex Japan)

(1) Registered name	Sportsplex Japan
(2) Representative	Makoto Misu, CEO
(3) Head office location	4-1-27 Akasaka, Minato-ku, Tokyo
(4) Date of incorporation	April 19, 2000
(5) Main business	Operation of fitness clubs and instruction at fitness clubs Consultation on management and operation of sports clubs
(6) Fiscal year end	March 31
(7) Number of employees	138 employees (As of September 30, 2007)
(8) Major business establishments	13 fitness clubs located at the Tokyo metropolitan area
(9) Paid in Capital	710 million yen
(10) Total shares outstanding	36,316 shares
(11) Ownership ratio of principal shareholders (As of September 30, 2007)

Name of shareholder	Ownership ratio(%)
Tokyo Electric Power Company, Inc.	86.46%
Misu, Makoto	4.91%
Employees’ stock ownership program in SPJ	3.50%

(12)	Financial results for the two most recent fiscal years (Unit: millions of yen)

Fiscal Year Ended	March, 2006	March, 2007
Net revenues	5,312	5,858
Gross profit	1,124	848
Operating income	8	(170)
Ordinary income	2	(186)
Net income	(16)	(236)
Total asset	5,649	6,455
Total stockholders’ equity	1,503	1,268
Dividend per share	—	—

3. The Counterparty the Shares are Acquired from

(1) Registered name	Tokyo Electric Power Company, Inc.
(2) Representative	Tsunehisa Katsumata, President
(3) Head office location	1-1-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo
(4) Main business	Integrated energy services
(5) Relationship to Konami	N/A

4.	Number of shares owned around the time of the share acquisition

(1) Ownership of shares before the acquisition (with no voting rights, ownership ratio 0%)	0 shares
(2) Number of shares acquired (with 31,400 voting rights)	31,400 shares
(3) Ownership of shares after the acquisition (with 31,400 voting rights, ownership ratio 86.46%)	31,400 shares

5.	Schedule of Acquisition

February 28, 2008	Date of signing share acquisition agreement
March 6, 2008 (planned)	Date of share acquisition

6.	Future Forecast after the Share Acquisition

Konami expects that the effect of this share acquisition to its consolidated financial results for the current fiscal year will be immaterial.